Contact

www.linkedin.com/in/richtersand (LinkedIn)

Top Skills

Entrepreneurship
Start-ups
Strategy

Certifications

Certified Personal Trainer

Honors-Awards

Bruin Business Top 100 Entrepreneurs

Publications

The Agile Startup

Matt Sand

President at Avalon
Newport Beach, California, United States

Summary

Matt Sand is passionate about making a difference through innovation and entrepreneurship. His expertise primarily lies with early-stage business formation and commercializing breakthrough technology. He has a unique perspective on how to successful commercialize innovation thanks to a breadth of entrepreneurial experience across the startup ecosystem.

Since earning his MBA from UCLA, Matt has played a variety of entrepreneurial operating roles. He has invested in early-stage companies, co-founded several entrepreneurial ventures, taught entrepreneurship courses at UCLA and LMU, consulted with a variety of early-stage companies, and co-authored The Agile Startup book (published by Wiley & Sons).

Experience

Avalon

President
March 2023 - Present (5 months)
Newport Beach, California, United States

InvVax, Inc.

Board Member
November 2013 - Present (9 years 9 months)

Matt is the past CEO and current Board Member of InvVax, a next-generation vaccine company. InvVax is commercializing the first universal influenza vaccine. The vaccine will prevent severe outcomes of illness, as well as a pandemic flu outbreak, across all possible strains and long-lasting in duration. The vaccine is based on research done at UCLA, where researchers mutated and analyzed all 13,500 nucleotide positions, looking specifically at viral replication. The end result of this was the identification of ideal vaccine targets for a universal influenza vaccine.

Author Accelerator
Co-Founder
November 2013 - Present (9 years 9 months)

Los Angeles

Author Accelerator is a customized book coaching service that helps writers turn their ideas into great books.   Through one-on-one developmental editing services, Accelerator offers writers the feedback, accountability, and support writers need to succeed.

UCLA
Instructor
January 2012 - Present (11 years 7 months)

10995 Le Conte Ave, Ste 731

Matt teaches classes in entrepreneurship, including Venture Initiation, Business Plan Development, Starting & Growing Your Business, and Doing Business in the U.S.

3DEO, Inc.
President
May 2016 - March 2023 (6 years 11 months)

Los Angeles

Forget everything you know about metal 3D printing. 3DEO invented a new metal 3D printing technology specifically for serial production. We sell PARTS (not printers) and we save customers 30-50% versus CNC machining and metal injection molding (MIM). We thrive in quantities of 100-10,000 per month, and part tolerances, material properties, & surface finish are on par with CNC machining.

Loyola Marymount University
Clinical Assistant Professor of Entrepreneurship
August 2014 - December 2016 (2 years 5 months)

Los Angeles

Matt teaches classes in entrepreneurship at the graduate and undergraduate level, including Intro to Entrepreneurship and New Product Development.

The Agile Startup
Managing Director
November 2011 - December 2014 (3 years 2 months)

Los Angeles

What began as a book has become a business dedicated to giving aspiring entrepreneurs the tools needed to turn their ideas into thriving businesses.

We consult with innovators and entrepreneurs, produce online and in-person events, and offer some of the most comprehensive courses for entrepreneurs online.

NX Fitness
CEO
June 2012 - February 2014 (1 year 9 months)

NX is an online fitness program designed to help you get your dream body at home or on the road in less than 30 minutes a day. Everything is designed for fun and convenience to help you lose weight and keep it off.

Originate
Vice President of Strategy
June 2010 - June 2012 (2 years 1 month)

Originate invests capital and resources into early stage companies. Matt served on the investment committee while at Originate, managing every stage of the investment process. He also helped streamline and standardize the investment process.

Entrepreneurs Institute
Director
April 2009 - June 2010 (1 year 3 months)

The Entrepreneurs Institute offers startup consulting, Roundtable Memberships, and Certificate Programs that provide entrepreneurs and leaders with business insights, leadership skills, and professional connections so they are better prepared to launch a new business or expand an existing enterprise.

QUALCOMM
Senior IT Engineer
April 2007 - May 2009 (2 years 2 months)

Matt was the project manager for QGOV business unit of 100+ personnel, responsible for division’s IT projects. He led effort to install stand-alone IT infrastructure for sensitive projects - 12 month, $2M+ effort. Other roles included programming front-end web solution using Microsoft and Oracle technologies.

U.S. Air Force
Communications Officer
December 2004 - March 2007 (2 years 4 months)

Edwards Air Force Base

While in the Air Force, Matt was in charge of core IT services, directly supervising 23 personnel on four functional teams. He was twice awarded Company Grade Officer of the Quarter, and graduated Distinguished Graduate and top 3% from Air Force Field Training.

Education

University of California, Los Angeles - The Anderson School of Management

MBA, Entrepreneurship · (2007 - 2010)

Tulane University

BS/BS/BA, Computer Science/Mathematics/Political Science · (2000 - 2004)

Manzano HS

· (1996 - 2000)

HBX / Harvard Business School